

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
Guy Gecht
Chief Executive Officer
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics For Imaging, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2010**
> **File No. 000-18805**

Dear Mr. Gecht:

We have reviewed your letter dated July 22, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 8. Commitments and Contingencies

Legal Proceedings, page 106

1.   We note your response to prior comment 2 and your revised proposed disclosures where you indicate that the company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated for the cases discussed. Please explain further your reference to "the cases discussed" or alternatively, tell us your consideration to remove such reference. Also, clarify whether you consider all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being

asserted, when determining whether a loss is both probable and reasonably estimable. Please revise your disclosures accordingly and provide us with a copy of such revisions.

2.   In addition, you state in your proposed revised disclosures that the company determines whether an estimated loss from a contingency should be disclosed by assessing whether a loss is deemed reasonably possible. You further indicate that such disclosure will include an estimate of the additional loss or range of loss or you will state that such an estimate cannot be made. Please revise to provide the actual disclosures that you intend to include in your next filing. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, tell us and disclose the estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 6

3.   We note from your response to prior comment 3 that the best estimate of selling price (BESP) is determined by taking the median sales price of deliverables sold in standalone transactions and/or separately priced deliverables contained in bundled arrangements. While we note that you stratify your population by product type, please tell us what other factors you considered in your analysis (i.e. customer or geographic segments, distribution channel, competition, trends, etc.) and tell us your consideration to further stratify your population (i.e. by life-cycle stage of product, market penetration opportunities, geographic segmentation, etc.). In this regard, your footnote disclosures indicate that BESP is established by applying judgment to internal factors such as pricing practices and controls, customer segment pricing strategies and the product lifecycle and consideration is also given to market conditions such as competitor pricing strategies and industry technology lifecycles, however, it is unclear from your response how you consider each of these factors in establishing BESP. Please explain. In addition, explain further how you evaluated your determination of BESP for reasonableness.

You may contact me at (202) 551-3499 if you have questions regarding these comments or if you require further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief